MEMORIAL PRODUCTION PARTNERS LP

1301 MCKINNEY, SUITE 2100

HOUSTON, TEXAS 77010

March 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Memorial Production Partners LP and Memorial Production Finance Corporation

(collectively, the “Issuers”)

Registration Statement on Form S-4

File No. 333-192515

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced Registration Statement relating to the offer to exchange (the “Exchange Offer”) the Issuers’ 7 5⁄8% senior notes due 2021 (the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Issuers’ outstanding 7 5⁄8% senior notes due 2021 issued on October 10, 2013 (the “Old Notes”). The Issuers hereby inform the Staff that the Issuers are registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, but will not require the Issuers to maintain an “evergreen” registration statement. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

Neither the Issuers nor the Guarantors named in the above-referenced Registration Statement have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuers’ and the Guarantors’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the

Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuers will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

Very truly yours,

Memorial Production Partners LP

By:	Memorial Production Partners GP LLC,
its general partner

By:	/s/ Kyle N. Roane
Kyle N. Roane
Vice President & General Counsel

Memorial Production Finance Corporation

By:	/s/ Kyle N. Roane
Kyle N. Roane
General Counsel

[Exxon Capital Letter to SEC]